THE REAL BROKERAGE RENEWS
NORMAL COURSE ISSUER BID

TORONTO AND NEW YORK -- May 19, 2022 /CNW/ -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSXV: REAX), an international, technology-powered real estate brokerage, today announced that it is renewing its normal course issuer bid (the "NCIB") to be transacted through the facilities of the NASDAQ National Market and other stock exchanges and/or alternative trading systems in the United States and/or Canada (other than the TSX Venture Exchange ("TSXV")), if eligible.

Pursuant to the NCIB, Real may purchase up to 8,915,466 of its common shares (the "Shares") representing approximately 5% of the total 178,309,321 Shares of the Company's issued and outstanding as of May 19, 2022. Purchases will be made at prevailing market prices commencing on or about May 20, 2022 and will terminate no later than May 20, 2023.

The renewal of the NCIB follows on the conclusion of Real's previous NCIB that expired May 19, 2022. From May 20, 2021 to May 19, 2022, Real purchased 6,809,817 Shares at a weighted average price of US $2.63 per Share.

The Company has established a Restricted Share Unit Plan ("RSU Plan") for the benefit of designated participants. Designated participants are employees, officers or consultants of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the Plan. Under the Plan, vested RSUs are redeemable for Shares, a cash payment equivalent to the value of a Share or a combination of cash or Shares. The RSU Plan provides that Shares available to satisfy such redemption will be acquired on the market. The NCIB is being conducted to acquire the Shares for the purposes of the RSU Plan.

In April 2021, Real appointed CWB Trust Services as the Trustee for the purposes of arranging for the acquisition of the Shares and to hold the shares in trust for the purposes of the RSU Plan as well as deal with other administration matters. Through the trustee, RBC Capital Markets ("RBCCM") had been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan.

The Shares acquired will be held by the Trustee until the same are transferred to the designated participants or sold in the market with the proceeds to be transferred to designated participants under the terms of the RSU Plan to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Corporate Update

The Company announced that its board of directors has approved the adaption of an omnibus incentive plan (the "Omnibus Incentive Plan"). The TSXV has conditionally approved the Omnibus Incentive Plan, subject to Real obtaining shareholder approval of the Omnibus Incentive Plan. Real is submitting the Omnibus Incentive Plan for approval of its shareholders at the annual general meeting to be held on June 13, 2022.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

Elisabeth Warrick

elisabeth@therealbrokerage.com

Investors, for more information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908-280-2515

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to future purchases under the NCIB and or the return of capital to Real's shareholders.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.